UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

NOTIFICATION OF LATE FILING                          SEC FILE NUMBER: 333-5862

                                                     CUSIP NUMBER: 64107P102

[X]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [ ]Form 10-Q
[ ]Form N-SAR

For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

     Full Name of Registrant
     Former Name if Applicable

     NET LNNX, INC.

Address of Principal Office (Street and Number)

     324 DATURA STREET, SUITE 150

City, State and Zip Code

     WEST PALM BEACH, FLORIDA 33401


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10-KSB could not be filed within the prescribed time period because not all audit procedures have been completed due to a series of subsequent events that need to be disclosed. Not all definitive documentation has been available in order to complete the audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Ronald W. Hayes, President               (561)        659-1196
     (Name)                                (Area Code) (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

     [X] Yes         [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The anticipated change will be a loss for the 4th quarter of 1996 of approximately $540,000. During the last quarter of 1995, the Registrant was a dormant shell. During 1996, the Registrant started a new subsidiary which in early 1997 was sold for stock in the purchaser and the assumption of liabilities. During the 4th quarter of 1996, the Registrant, knowing it would dispose of the subsidiary, wrote off assets of the subsidiary to net realizable value. The Registrant also sustained much expense in its attempts to market its stock and seeking to acquire subsidiaries. The Registrant also disposed of an unconsolidated affiliate in early 1997, and the investment in that affiliate was written down to net realizable value.

     NET LNNX, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 1997                               BY:/s/Ronald W. Hayes, Jr.
                                                   Ronald W. Hayes, Jr.
                                                   President